April 29, 2010

Lisa Sellars

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Bloggerwave Inc.

Item 4.01 Form 8-K

File No. 0-53631

SEC Comment letter dated April 12, 2010

Dear Ms. Sellars:

Bloggerwave Inc. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of April 12, 2010, pertaining to the Company’s Current Report on Form 8-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on April 9, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM 8-K

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 12, 2010.

Item 4.01 8-K Filed April 9, 2010:

1.

Our records show that your file number is 0-53631 rather than 333-154221that appears on the cover page. Please revise to include the correct file number.

RESPONSE:

We have revised the Filing accordingly.

2.

Please revise the first paragraph to state that M&K was engaged, as opposed to appointed, and the date thereof. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

RESPONSE:

We have revised the Filing accordingly.

3.

Please revise the second paragraph to state, if true, that there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K occurring within your two most recent fiscal years and the subsequent interim period up through the date of dismissal, as opposed to Item 304(a)(1)(iv)(B) of Regulation S-B which was removed and reserved by Release No. 33-8876 effective February 4, 2008.

RESPONSE:

We have revised the Filing accordingly.

4.

Please revise the third paragraph to disclose whether DAG’s report on the financial statements for either of the years ended December 31, 2008 and 2009 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

RESPONSE:

We have revised the Filing accordingly.

5.

Please file an updated letter from DAG as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE:

We have included the updated letter in the amended Filing.

In connection with the Company’s responding to the comments set forth in the March 12, 2010, letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Ulrik Svane Thomsen

Ulrik Svane Thomsen

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